Arcelor Mittal announces details on legal merger process

Rotterdam / Luxembourg, 3 May 2007 - The Board of Directors of Mittal Steel Company N.V. (“Mittal Steel”) announces today further details of the process for its legal merger with Arcelor SA that was agreed in the context of its exchange offer completed on August 1, 2006. The process will involve two steps.

In the first step, subject to the approval of the Mittal Steel shareholders, Mittal Steel will be merged into a Luxembourg-based ad hoc subsidiary named ArcelorMittal. Each Mittal Steel share will be exchanged for a share of ArcelorMittal. The same corporate governance structure applicable to Mittal Steel and Arcelor SA will be applied to ArcelorMittal. Mittal Steel and ArcelorMittal signed a merger agreement on 2 May 2007 and the disclosure documents relating to such merger will be submitted shortly to the relevant securities regulatory authorities.

In the second step, ArcelorMittal will be merged into Arcelor, which will be renamed ArcelorMittal. The exchange ratio of ArcelorMittal shares for Arcelor shares has not yet been determined. It will be announced once approved by the boards of directors of the two companies. The companies are actively working to implement the two mergers as promptly as possible in the course of 2007.

Additional Information

In connection with the proposed merger of ArcelorMittal and Mittal Steel Company N.V., ArcelorMittal will file important documents with the relevant securities regulatory authorities including the filing with the U.S. Securities and Exchange Commission of a registration statement that will include a proxy statement/prospectus. The prospectus will contain important information about the merger and related matters, and Mittal Steel will make public such prospectus and mail the proxy statement/prospectus to its U.S. shareholders. Investors and security holders are urged to read the proxy statement/prospectus, and any other relevant documents filed with the relevant securities regulatory authorities, when they become available and before making any investment decision. You will be able to obtain a free copy of the prospectus (when available) and other related documents filed with the SEC by ArcelorMittal and Mittal Steel at the SEC’s web site at www.sec.gov and from ArcelorMittal and Mittal Steel at www.arcelormittal.com.

About ArcelorMittal

ArcelorMittal is the world's number one steel company, with 320,000 employees in more than 60 countries. The company brings together the world's number one and number two steel companies, Arcelor and Mittal Steel.

ArcelorMittal is the leader in all major global markets, including automotive, construction, household appliances and packaging, with leading R&D and technology, as well as sizeable captive supplies of raw materials and outstanding distribution networks. An industrial presence in 27 European, Asian, African and American countries exposes the company to all the key steel markets, from emerging to mature, positions it will be looking to develop in the high-growth Chinese and Indian markets.

ArcelorMittal key pro forma financials for 2006 show combined revenues of USD 88.6 billions, with a crude steel production of 118 million tonnes, representing around 10 per cent of world steel output.

ArcelorMittal is listed on the stock exchanges of New York (MT), Amsterdam (MT), Paris (MTP), Brussels (MTBL), Luxembourg (MT) and on the Spanish stock exchanges of Barcelona, Bilbao, Madrid (MTS) and Valencia.

Contact information Arcelor Mittal Investor Relations
Continental Europe	+352 4792 2414
UK/Asia/Africa	+44 207 543 1172
Americas	+1 312 899 3569
Retail	+352 4792 2434
Bonds/Credit	+33 1 71 92 10 26
Contact information Arcelor Mittal Communications E-mail: press@arcelormittal.com Phone: +352 4792 5000
Arcelor Mittal Corporate Communications		Netherlands
Nicola Davidson	+44 207 543 1162 / 1172	Leon Melens, Smink, Van der Ploeg & Jongsma,	+31 20 647 81 81
Luc Scheer	+352 4792 2360	Germany
Jean Lasar	+352 4792 2359	Phoebe Kebbel, Herring Schuppener,	+49 69 92 18 74 77
Belgium		France
Charles-Hubert Gernaert, Comfi,	+32 2 290 90 90	Sandra Luneau	+33 1 71 92 00 58
Maitland Consultancy:		Tiphaine Hecketsweiler, Image 7	+33 1 5370 7470
Philip Gawith / Lydia Pretzlik	+44 20 7379 5151	Spain
North America		Ignacio Agreda	+34 94 489 4162
Bill Steers	+44 20 7379 5151	Oscar Fleites	+34 98 512 60 2
		Keith Grant	+34 639 760 397